Exhibit 99.1

ElectraMeccanica Reports Second Quarter 2020 Financial Results

VANCOUVER, British Columbia, Aug. 11, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles including the single-occupant, three-wheeled SOLO EV, reported financial results for the second quarter ended June 30, 2020.

Second Quarter and Recent Company Highlights

•Made continued progress toward production launch of the Company’s flagship SOLO EV, with initial planned deliveries in the Los Angeles market followed by rollouts in other west coast cities thereafter.

•Expanded the SOLO retail footprint into additional high-traffic, upscale shopping centers in EV-friendly cities, including Scottsdale, AZ and Portland, OR in September. The Company also currently maintains a SOLO EV storefront at Westfield Century City in Los Angeles, CA with a second location opening soon at Westfield Fashion Square, a premier shopping outlet in Sherman Oaks, CA.

•Since late February, the Company has been engaged with BDO USA’s Site Selection & Business Incentives Practice (“BDO”) to lead a nationwide search for an assembly facility and engineering technical center in the U.S. BDO initially identified seven candidates and sent initial requests for proposal to the chief economic development entities in each state. Earlier in June, the Company narrowed the candidate list to five. Following comprehensive proposals and site visits at select candidate locations, the Company has narrowed the list to three finalists (in alphabetical order): Arizona, Florida, and Tennessee. The Company is now entering the final stages of its review process and anticipates selecting a location by the end of November.

•Closed $20 million at market financing through a registered direct offering in June, resulting in net proceeds to the Company of approx. US$18.65 million. Funds will be used for sales and marketing expenditures, capital expenditures, further product development, operational expenditures and for general corporate and working capital purposes.

•Began development of new SOLO mobile app, available for both iOS and Android, which will provide owners with a connected vehicle experience, including various remote vehicle monitoring capabilities.

•Announced a new cost-effective aluminum chassis for the SOLO, developed in conjunction with a tier-one global engineering partner. The new chassis will replace the legacy composite chassis and reduce the overall weight and per-unit assembly cost of the vehicle.

•Finalized feature set of the production intent, single-occupant SOLO EV, including a liquid-cooled motor that incorporates torque-limiting stability control, a wider front steering geometry, a more robust and rugged look, electronic power steering, power brakes, side-impact protection and various driver experience upgrades.

Management Commentary
“We are now in the final stages prior to commencing initial production of the SOLO, with first U.S. deliveries still on track for late 2020,” said ElectraMeccanica CEO Paul Rivera. “Heading into the second half of the year, we are well positioned for full-scale deployment of the SOLO with a robust, growing retail footprint across the western U.S. in conjunction with an aggressive marketing campaign to educate the buyer. Interest in our vehicles and an anticipation for their arrival is at an all-time high. The SOLO drive experience offers a unique and timely urban solution for personal, commercial, utility, and fleet applications. In today’s uncertain climate, consumers and businesses alike are looking for personal transportation in a safe, secure and self-contained driving environment. The SOLO could not be coming online at a better time.”

Second Quarter 2020 Financial Summary

•Total revenue in the second quarter of 2020 was CAD$0.02 million, compared to CAD$0.2 million in the same year-ago quarter. The decrease in revenue was primarily attributable to a decrease in custom-built roadsters that were produced.

•General and administrative expenses in the second quarter of 2020 were CAD$2.1 million, compared to CAD$1.6 million in the same year-ago quarter. The increase in G&A expenses was primarily due to increased rent, legal and professional fees, investor relations and increased salary expenses.

•Research and development expenses in the second quarter of 2020 were CAD$1.9 million, compared to CAD$1.9 million in the same year-ago quarter.

•Operating loss in the second quarter of 2020 was CAD$6.1 million, compared to an operating loss of CAD$4.9 million in the same year-ago quarter. This increase in operating loss was primarily due to the increased general and administrative expenses mentioned above as well as stock-based compensation expenses.

•Net loss in the second quarter of 2020 was CAD$12.9 million, compared to a net income of CAD$3.3 million in the same year-ago quarter. The increase in net loss was primarily related to the fair market value revaluation of the Company’s warrant derivative liability.

•Cash and cash equivalents and short-term deposits were CAD$51.3 million as of June 30, 2020, compared with CAD$11.1 million as of December 31, 2019.

•Cash used in operations in the second quarter of 2020 was CAD$5.7 million, compared with cash used in operations of CAD$8.2 million in the same year-ago quarter.

Company CFO Bal Bhullar added, “As a result of the various capital markets activities we conducted in the quarter, our financial position has been strengthened substantially. More specifically, we had over $50 million in cash and cash equivalents at the end of June and have significantly de-risked our balance sheet. Put together, we are in our strongest financial position to-date, and we now have a clear pathway to execute on all our near-term operating objectives. As we enter full-scale production in the coming days, we will continue to leverage our asset-light manufacturing model to most effectively manage our cash usage and scale our operations.”

With an MSRP of $18,500, the SOLO EV is a trend-setting, all-electric, single-seat vehicle expected to revolutionize the commuting, delivery and shared mobility experience. To be one of the first to own a SOLO, please reserve yours online by visiting www.electrameccanica.com.

Please click here for the latest version of the Company’s investor presentation.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo-Santos
R&CPMK
(310) 297-0190
michelle.ravelo@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released August 11, 2020